OMB APPROVAL
                                                   OMB Number:        3235-0145
                         UNITED STATES             Expires:    October 31, 1997
              SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                   WASHINGTON, D. C.  20549        hours per form.......  14.90

                         SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
                  (AMENDMENT NO.         )*
                                 ------


                          CIDCO INCORPORATED
- --------------------------------------------------------------------
                            (Name of Issuer)

               COMMON STOCK, PAR VALUE $0.01 PER SHARE
- --------------------------------------------------------------------
                     (Title of Class of Securities)

                               0001717681
                  ------------------------------------
                             (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER            ID HOLDING PARTNERSHIP, L.P.
  & JACOBSON
      ONE NEW YORK PLAZA                   C/O FORSTMANN LITTLE & CO.
      NEW YORK, NY  10004                  767 FIFTH AVENUE
      ATTN:  F. WILLIAM REINDEL, ESQ.      NEW YORK, NY  10153
      (212) 859-8000                       ATTN:  MR. STEVEN B. KLINSKY
                                           (212) 355-5656
- --------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                              JUNE 7, 1996
                  -------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

  CUSIP No.      0001717681                                   Page 2 of 9

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ID HOLDING PARTNERSHIP, L.P. (EIN # 13-3893188)

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                               (b) [ ]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
         AF

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

    SHARES             3,658,536

  BENEFICIALLY   8  SHARED VOTING POWER

   OWNED BY            0

     EACH        9  SOLE DISPOSITIVE POWER

  REPORTING            3,658,536

    PERSON      10  SHARED DISPOSITIVE POWER

     WITH              0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,658,536

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                     [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         20.38%

  14   TYPE OF REPORTING PERSON*
         PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.	  Security and Issuer
          -------------------

          This Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of CIDCO Incorporated, a Delaware corporation ("CIDCO"). The principal executive offices of CIDCO are located at 220 Cochrane Circle, Morgan Hill, California 95037.

ITEM 2.	  Identity and Background
          -----------------------

          This statement is filed by ID Holding Partnership, L.P., a Delaware limited partnership ("Holding").

ITEM 2.	  (a), (b), (c)
          ------------

          Holding is a Delaware limited partnership whose purpose is to acquire convertible debt or other securities of CIDCO. Information with respect to the identity, address and background of the general partner of Holding and its general partners is set forth on Schedule I attached hereto.
          The address of the principal office of Holding is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

ITEM 2.	  (d), (e)
          -------

          During the last five years, neither Holding nor, to the knowledge of Holding, any person identified in Schedule I has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	  Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The funds for the purchase of the Notes (as defined below) by Holding will be obtained from the contributions of its partners.

ITEM 4.	  Purpose of Transaction
          ----------------------

          On June 7, 1996, CIDCO entered into a Note Purchase Agreement (the "Note Purchase Agreement") with Holding and ID Partnership, L.P., a Delaware limited partnership ("ID Partners"), providing for the purchase by Holding from CIDCO of $150 million of 3.75% Subordinated Convertible Notes due June 30, 2003 (the "Notes") which are convertible into shares (the "Conversion Shares") of CIDCO common stock, par value $0.01 (the "Common Stock"), at a per share conversion price of $41 (subject to adjustment in certain events). The purchase is scheduled to be consummated on or about June 28, 1996.

          Holding is acquiring the Notes for investment purposes. Holding intends to review on a continuing basis its investment in CIDCO, including CIDCO's business, financial condition and operating results and general market and industry conditions and, based upon such review, may convert the Notes and Conversion Shares or, subject to the provisions of the Note Purchase Agreement, acquire additional shares of Common Stock or dispose of the Notes or any portion thereof or all or any of the Conversion Shares. These provisions are more fully described in
Item 6, which is incorporated herein by reference.

          Pursuant to the Note Purchase Agreement, CIDCO's Board of Directors will include, at first, one person and within a year, two people, designated by ID Partners. In addition, CIDCO's Board of Directors will include a non-voting observer designated by ID Partners. Further, CIDCO and Holding have had discussions about mutually identifying additional people (none of whom would be a general partner of Forstmann Little & Co.) to enhance CIDCO's Board of Directors.

          CIDCO has agreed in the Note Purchase Agreement that, without the approval of at least one of the designees referred to above, CIDCO will not (i) amend its charter or by-laws or take any other action (including the adoption of a shareholder rights plan) which would adversely affect Holding's rights under the Notes, the Note Purchase Agreement or the Registration Rights Agreement (as defined below), and (ii) for nine months, issue any Common Stock at less than $41 per share.

          CIDCO has not declared or paid any dividend or made any distribution to shareholders since May 1993, and CIDCO has agreed, in the Note Purchase Agreement, not to declare or pay dividends or make other shareholder distributions, other than quarterly cash dividends in amounts limited by the Note Purchase Agreement.

          The foregoing description of portions of the Note
Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Note
Purchase Agreement, which is incorporated herein by reference. A copy of the Note Purchase Agreement is being filed herewith as
Exhibit 1.

          Except as set forth above, neither Holding nor, to the knowledge of Holding, any person identified in Schedule I, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	  Interest in Securities of the Issuer
          ------------------------------------

          (a) Holding has entered into the Note Purchase Agreement for the purchase of $150 million in Notes, convertible (in whole or in part) after December 31, 1996 (or earlier in the event of a Change in Control, as defined in the Note Purchase Agreement, or the public announcement of a third party's intention to effect a Change in Control) into 3,658,538 shares of Common Stock, representing 20.38% of the outstanding shares of Common Stock, after giving effect to such conversion (based on 14,289,487 shares of Common Stock issued and outstanding as of June 7, 1996, which number does not include any outstanding options (regardless of whether the exercise prices are lower than current market value)).

          (b) Upon conversion of the Notes into Common Stock, Holding will have beneficial ownership of the Conversion Shares, with sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares, subject in each case to the provisions of the Note Purchase Agreement governing the voting and disposition of the Conversion Shares. See Items 4 and 6 which are incorporated herein by reference.

          (c) Except as set forth above, neither Holding nor, to the knowledge of Holding, any person identified in Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.	  Contracts, Arrangements, Understandings or Relationships
          with Respect to Securities of the Issuer
          ------------------------------------------------------

          The response to Item 4 is incorporated by reference herein.

          The Note Purchase Agreement provides Holding with rights of first offer with respect to any shares of Common Stock or any other equity securities which CIDCO may propose to issue or sell (with certain exceptions set forth in the Note Purchase Agreement).

          In the Note Purchase Agreement Holding has agreed that, until the earliest of (i) the occurrence of an Event of Default (as defined in the Note Purchase Agreement) under the Notes; (ii) a public announcement or filing of a third party's acquisition of or intention to acquire at least 10% of the outstanding Voting Securities (as defined in the Note Purchase Agreement) of CIDCO;
(iii) the incumbent members of CIDCO's Board of Directors ceasing to represent a majority of CIDCO's directors then in office; or
(iv) the commencement of a proxy contest or consent solicitation to replace a majority of CIDCO's Board of Directors which is not opposed by CIDCO's Board of Directors (the earliest of such events, the "Standstill Termination Event"); Holding will not
(a) make or participate in any proxy solicitation in opposition to any matter approved by CIDCO's Board of Directors;
(b) acquire, offer to acquire or agree to acquire any Voting Securities except by conversion of the Notes, by exercise of Holding's rights of first offer discussed above, or in a recapitalization or merger involving CIDCO; (c) deposit Voting Securities in a voting trust or other voting arrangement inconsistent with the Note Purchase Agreement; (d) form, join or in any way participate in a "group" (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act")) for the purpose of acquiring, voting or holding Voting Securities of CIDCO; (e) make any public announcement or submit any offer or proposal regarding an Extraordinary Transaction (generally, a merger, consolidation, reorganization or liquidation of CIDCO or the sale of all or substantially all of CIDCO's assets); or
(f) request CIDCO to amend or waive any of the foregoing provisions.

          Holding has agreed in the Note Purchase Agreement that, after conversion of any of the Notes, it will be present (in person or by proxy) at all shareholders' meetings so that its shares will be counted for quorum purposes, and that it will vote any shares of Common Stock owned by it on any matter in the same proportion as the votes cast by the other shareholders voting on such matter, except that Holding may vote as it pleases, and without regard to the vote of the other CIDCO shareholders or the recommendation of the Board of Directors, with respect to any Extraordinary Transaction or the election or removal of any person designated by ID Partners to serve on CIDCO's Board of Directors.

          Holding has agreed in the Note Purchase Agreement that prior to the earlier of (i) the occurrence of the Standstill Termination Event and (ii) Holding and its affiliates owning less than 5% of the outstanding Common Stock, it and its affiliates will not sell or otherwise dispose of the Notes or Conversion Shares (each, a "Transfer") except for Transfers: (i) to affiliates that agree to be bound by the Note Purchase Agreement;
(ii) pursuant to the exercise of the registration rights described below; (iii) to persons that would qualify to file using a Schedule 13G were such person required by law to make a filing under Section 13 of the Exchange Act ("13G Qualifiers");
(iv) pursuant to Rule 144 or 144A of the Securities Act of 1933, as amended (the "Securities Act"), so long as the purchaser would not, to Holding's knowledge, own more than 5% of the outstanding Common Stock (unless it were a 13G Qualifier); (v) pursuant to a tender or exchange offer approved by CIDCO's Board of Directors;
(vi) pursuant to an all cash tender offer for all of the outstanding Common Stock; (vii) pursuant to a merger or other business combination in which CIDCO is a party; or (vii) to partners of Holding who are not affiliates of Holding or to their respective partners, affiliates or associates.

          Pursuant to the Note Purchase Agreement and a Registration Rights Agreement to be entered into by Holding and CIDCO at the closing of the purchase of the Notes (the "Registration Rights Agreement"), the holders of more than 25% of the Notes and/or the Conversion Shares are entitled to require CIDCO to effect up to six registrations under the Securities Act (three at CIDCO's expense) of all or part of their Notes and/or Conversion Shares, subject to certain limitations as set forth in the Note Purchase Agreement. In addition, if CIDCO proposes to effect a registration of securities under the Securities Act, the holders of the Notes and/or Conversion Shares will be entitled to participate in such registration with respect to their Notes or Conversion Shares, as the case may be.

          The foregoing descriptions of portions of the Note Purchase Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by the complete text of each of such documents, both of which are incorporated herein by reference. Copies of such documents are being filed herewith as Exhibits 1 and 3 respectively.

          Except as set forth or incorporated by reference in this Statement, neither Holding nor, to the knowledge of Holding, any person identified in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of CIDCO.

ITEM 7.	  Material to be Filed as Exhibits
          --------------------------------

Exhibit 1: Note Purchase Agreement, dated as of June 7, 1996, by and among CIDCO, Holding and ID Partners.

Exhibit 2:  3.75% Convertible Subordinated Note.

Exhibit 3: Registration Rights Agreement to be entered into by and between CIDCO and Holding.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 17, 1996         ID HOLDING PARTNERSHIP, L.P.

                              By:  FLC XXX Partnership,
                                   its general partner


                              By:
                                 --------------------------------
                                 Steven B. Klinsky,
                                 a general partner

                           Page 7 of 9
                                                       Schedule I
                                                       ----------

                       General Partner of
                  ID Holding Partnership, L.P.
                  ----------------------------

     FLC XXX Partnership, a New York general partnership ("FLC XXX"), is the general partner of Holding. Its purpose is to act as general partner of Holding and other limited partnerships affiliated with Holding. The funds for FLC XXX to contribute to Holding were obtained from the personal contributions of its partners. The address of the principal office of FLC XXX is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153.

                           PARTNERS OF
                       FLC XXX PARTNERSHIP
                       -------------------

     The following are the general partners of FLC XXX Partnership, the general partner of ID Holding Partnership, L.P. All of the following are employed by and are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address for each of them is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                    Theodore J. Forstmann
                    Nicholas C. Forstmann
                    Steven B. Klinsky
                    Sandra J. Horbach
                    Winston W. Hutchins


                           Page 8 of 9

                        INDEX OF EXHIBITS

Exhibit 1: Note Purchase Agreement, dated as of June 7, 1996, by and among CIDCO, Holding and ID Partners.


Exhibit 2:  Form of 3.75% Convertible Subordinated Note.


Exhibit 3: Registration Rights Agreement to be entered into by and between CIDCO and Holding.



                           Page 9 of 9